787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 8, 2021

VIA EDGAR

Deborah L. O’Neal, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds V – BlackRock Sustainable Emerging Markets Flexible Bond Fund
Post-Effective Amendment No. 44 under the Securities Act of 1933 and Amendment No. 45 under the Investment Company Act of 1940 to Registration Statement on Form N-1A
(File Nos. 333-224371 and 811-23339)

Dear Ms. O’Neal:

On behalf of BlackRock Funds V (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Alexis Hassell of Willkie Farr & Gallagher LLP by telephone on September 1, 2021 regarding Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 45 under the Investment Company Act of 1940, as amended, which was filed with the Commission on July 23, 2021, with respect to the BlackRock Sustainable Emerging Markets Flexible Bond Fund (the “Fund”), a series of the Registrant.

The substance of the Staff’s comments has been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Post-Effective Amendment to the Registration Statement (the “Amendment”) that reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

October 8, 2021

Comment No. 1:

In the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Emerging Markets Flexible Bond Fund – Principal Investment Strategies of the Fund,” please clarify whether the phrase “with the exception of green bonds” in clause (i) of the first paragraph means that the Fund may invest in green bonds issued by companies that are not otherwise eligible for investment by the Fund due to the screening criteria described in clause (i).

Response No. 1:

The Fund notes that the disclosure referenced has been modified in response to Comment No. 2 below. The modified disclosure notes that the Fund may invest in green bonds of (i) issuers that derive certain revenue from thermal coal generation or more than five percent of revenue from thermal coal mining and (ii) issuers that derive more than five percent of revenue from oil sands extraction.

Comment No. 2:

Please add additional detail regarding the Fund’s ESG criteria in the first paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Emerging Markets Flexible Bond Fund – Principal Investment Strategies of the Fund.” Such additional detail can be included in the disclosure provided in response to Item 9 of Form N-1A and does not need to be included in the disclosure provided in response to Item 2. In particular, with respect to the prongs of the ESG criteria disclosure listed below, please:

•	Prong (i): Describe what “exposure” means and provide the revenue thresholds determined by BlackRock.

•	Prong (ii): Provide a description of the UN Global Compact.

•	Prong (iii): Provide more detail on the ratings, how they are calculated, and the threshold established by BlackRock.

•	Prong (iv): Provide the minimum threshold for low carbon transition or carbon emissions intensity established by BlackRock.

Response No. 2:	Changes reflecting additional detail regarding the above-referenced disclosure will be made in the Amendment.

Comment No. 3:

In the second paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Emerging Markets Flexible Bond Fund – Principal Investment Strategies of the Fund,” please provide additional detail regarding the Fund’s efforts to maintain certain ESG characteristics, climate risk exposure and climate opportunities relative to the Benchmark. Such additional detail can be included in the disclosure provided in

October 8, 2021

response to Item 9 of Form N-1A and does not need to be included in the disclosure provided in response to Item 2. In particular, please:

•	Clarify which sectors are included (or excluded) in the phrase “with respect to the Fund’s investments in certain sectors of fixed-income instruments . . .”

•	In prong (i) of the second sentence, please provide more detail describing the factors that form the basis of BlackRock’s assessment.

•	In prong (ii) of the second sentence, please provide a definition of “quasi-sovereign issuer.”

•	In prong (iii) of the second sentence, please describe what makes an issuer “better positioned” to capture climate opportunities relative to issuers in the Benchmark.

Response No. 3:	Changes reflecting additional detail regarding the above-referenced disclosure will be made in the Amendment.

Comment No. 4:

In the third paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Emerging Markets Flexible Bond Fund – Principal Investment Strategies of the Fund,” please clarify what considerations are taken into account by BlackRock in weighting ESG categories according to the type of investment being considered.

Response No. 4:

As noted in the disclosure, Fund management will consider ESG characteristics as well as climate risk exposure and climate opportunities. However, the specific weight assigned to such characteristics by Fund management will vary on a case-by-case basis. Due to the investment-specific nature of such assessment by Fund management, the Fund respectfully declines to add disclosure. The Fund will modify the disclosure as follows in the Amendment to clarify that its assessment and consideration of different characteristics may vary from investment to investment (additions underlined; deletions in ~~strikethrough~~):

“While Fund management considers ESG characteristics as well as climate risk exposure and climate opportunities, ~~only one or two of these categories may be considered with respect to a particular investment or sector, and categories may be weighted differently according to the type of investment being considered~~ Fund management may, with respect to its investments, weigh such characteristics differently.”

October 8, 2021

Comment No. 5:

Given that the Fund includes the term “sustainable” in its name, please revise the Fund’s 80% policy to indicate that the Fund will invest at least 80% of its assets in securities of sustainable issuers in accordance with Rule 35d-1 under the 1940 Act (the “Names Rule”).

Response No. 5:

The Fund respectfully disagrees with the Staff’s position with respect to the applicability of the Names Rule to the use of the term “sustainable” in the Fund’s name. The Fund notes that the Names Rule requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, in the release adopting the Names Rule (the “Adopting Release”) and the companion release to the Adopting Release, titled “Frequently Asked Questions about Rule 35d-1 (Investment Company Names),” the Staff distinguished terms that suggest an investment objective or strategy, rather than a type of investment, and noted that such terms do not require adoption of an 80% policy pursuant to the Names Rule.[1] The Fund believes that the word “sustainable” in the Fund’s name does not suggest a “particular type of investment” subject to the Names Rule, but rather that it reflects the investment process and philosophy utilized by BlackRock in selecting investments for the Fund.

Comment No. 6:

In the fifth paragraph of the subsection in the Fund’s Prospectuses entitled “Fund Overview – Key Facts About BlackRock Sustainable Emerging Markets Flexible Bond Fund – Principal Investment Strategies of the Fund,” it is noted that the Fund may invest a significant portion of its assets in one country. Please confirm that, if and when the Fund has invested a significant portion of its assets in one country, applicable country-specific principal risk disclosure will be added to the Prospectus.

Response No. 6:	The Fund confirms that, if the Fund has invested a significant portion of its assets in one country, applicable country-specific principal risk disclosure will be added to the Prospectus.

[1]

See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001); see also Question #9 in Frequently Asked Questions about Rule 35d-1 (Investment Company Names), available at: https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“[T]he term ‘growth and income’ does not suggest that a fund focuses its investments in a particular type of investment, but rather suggests that a fund invests its assets in order to achieve both growth of capital and current income”).

October 8, 2021

Comment No. 7:	The Staff believes it would be more beneficial if the Fund’s principal risks are reordered based on the level of risk, with the most significant risks to the Fund listed first.

Response No. 7:

The Fund has considered the Staff’s comment and will reorder its principal risk factors in the Amendment such that several risk factors that the Fund currently considers more significant will be listed at the beginning of the applicable sections of the Fund’s Prospectuses. The Fund will continue to consider the ordering of its risk factors.

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Please do not hesitate to contact me at (212) 728-8147 if you have any questions or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro

Michael A. DeNiro

cc:	Gladys Chang, Esq., BlackRock, Inc.
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP